UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2017

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
 44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                                Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

5th May 2017
London

Press Release

PEARSON 2017 Q1 TRADING UPDATE (UNAUDITED)

Pearson, the world's learning company, is today providing an update on Q1 trading and announcing further initiatives to simplify our company, improve profitability and focus on the largest opportunities in global education. Building on our recent simplication actions and the strategic acceleration of our digital transition, and following an extensive benchmarking exercise, we plan to reduce Pearson's cost base exiting 2019 by £300m on an annualised basis. We are also announcing a strategic review of our K12 courseware publishing business. These actions will create a more scaleable, more digital business capable of growth and margin improvement. Key headlines include:

●      Q1 Trading in line with guidance provided at our Full Year 2016 results

o   Sales in the first three months increased 6% in underlying terms led by growth in revenues in North American higher education courseware, professional certification, Online Program Management (OPM), US K12 courseware, South African school textbooks and UK student assessment, offset by expected declines in US student assessment and in Learning Studio, a higher education learning management system which is being retired; and declines in Middle East and India due to business exits.
o   Pearson's sales are always significantly weighted towards the second half of the calendar year. As expected, the phasing in our North American higher education courseware business in 2017 is positive in the first quarter, due to higher gross sales and lower returns than prior year.  The underlying market pressures we have previously described in this business are still expected to impact gross sales primarily in the second half. Our UK student assessment and South African businesses have also both benefited from positive phasing in Q1, which we expect to unwind over the rest of the year.
o   Net Debt: At the end of 2016, Pearson's net debt was £1.1bn. Our net debt at the end of the first quarter was unchanged, reflecting strong working capital management and favourable exchange rate movements offset by a part payment of the previously announced pension fund liability related to the creation of PRH in 2013. As announced in February we have completed the early repayment option on our $550m 6.25% Global Dollar bonds 2018.

●      2017 Outlook unchanged
o   Our guidance range remains for operating profit in 2017 of £570m to £630m, adjusted earnings per share of 48.5p to 55.5p and cash conversion in excess of 90%. This is based on our existing portfolio, a 2017 net interest charge of £74m, a tax rate of approximately 20%, and exchange rates on 31 December 2016. We will give more detail on the timing and costs of further restructuring plans at our Interim results.
o   Outlook for H1: Q1 revenues benefited from positive phasing, as predicted, although we expect the majority of this will unwind in Q2. This is in line with our expectations and consistent with our unchanged full year operating profit guidance.
o   Exchange rate sensitivity: Our guidance for 2017 is based on exchange rates prevailing at 31 December 2016. In 2016 we calculated that a 5c movement in the US Dollar exchange rate to Sterling would impact Adjusted EPS by around 2p.

●      Continuing the simplification of Pearson
o   Restructuring: We have removed more than £650m of cost from Pearson in two significant restructuring programs over the last four years and simplified the company considerably. Whilst this has made us a leaner organisation, it has also helped to create a significant incremental opportunity to reshape further our entire cost base around our increasingly digital business.
o   We have engaged in a further rigorous cost benchmarking process across our business and have identified a further significant additional cost saving opportunity, the largest parts of which are in general and administrative expenses and in North America. We are currently undertaking the detailed planning to enable us to deliver annualised cost savings of £300m by the end of 2019. We will give more detail on the timing and costs of these plans at our Interim results.
o   Strategic review of US K12 courseware publishing: In US schools we address the biggest opportunities with products and services which combine content and assessment powered by technology, via our digital virtual school business Connections Education, our increasingly digital school assessment business and the use of our higher education courseware in High School.  In contrast, our US K12 courseware publishing business has seen a slow pace of digital adoption in basal courseware, high capital intensity and a challenging competitive and market environment and as a result we are today announcing that we have initiated a strategic review of this business.
o   Penguin Random House: as previously announced, we have issued an exit notice regarding our 47% stake in Penguin Random House and are in active negotiations with our JV partner Bertelsmann with a view to selling our stake or recapitalising the business and extracting a dividend.
o   Direct Delivery: We have begun the previously announced processes to explore a potential partnership for our English language learning business Wall Street English (WSE) and the possible sale of our English test preparation business Global Education (GEDU).

●      Digital transformation and tactical actions on track

o   Our Global Learning Platform development and Digital Roadmap are on track to deliver new digital products with greater personalisation, enhanced engagement and cognitive tutoring. In Fall 2017 we will launch new digital courseware products in Business & Economics from leading authors including Professor Glen Hubbard and will pilot new innovative courseware in Developmental Math.
o   We have signed 29 new institution-wide Direct Digital Access deals in Q1 with a strong and growing pipeline of new deals.
o   In OPM, we announced a new UK partner in the University of Leeds, a member of the UK's Russell Group of 24 leading universities.
o   Implementation of our partner print rental program is progressing well ahead of launch in Fall 2017. We have signed partnership agreements with Chegg and IndiCo and continue to negotiate with other key channel partners.
o   We have reduced prices for eBook rental across 2,000 titles and have seen positive early indications on the impact on demand, though the majority of our selling season is still ahead of us.

Pearson's chief executive John Fallon said:

"Though the bulk of our sales come later in the year, our first quarter trading is encouraging and in line with expectations.

"We are creating a leaner Pearson, equipped to innovate and win in digital education. The measures we are announcing today build on the work completed last year and will allow us to further simplify our portfolio, reduce costs and accelerate our digital transformation."

We will hold a conference call at 8.15am today Friday, 5th May to discuss our first quarter results. A replay will be available soon after on our website www.pearson.com.  Our AGM will begin at 12 noon. We will propose an unchanged final dividend of 34p, giving a total dividend for 2016 of 52p. As already indicated at our Preliminary results in February, we intend to rebase our dividend in 2017. We will provide an update on our 2017 dividend policy at our Interim results.

Q1 TRADING

In North America, revenues grew 7% due to good growth in higher education courseware, K12 courseware, professional certification and OPM, partially offset by the expected declines in Learning Studio, a learning management system which is being retired; US student assessment, due to the annualisation of previously announced contract losses; and Connections Education where revenues declined slightly as good growth in enrolment was offset by some virtual school partners choosing to take some non-core services in-house. We announced the opening of a new partner school for the 2017-18 school year, Indiana Connections Career Academy, a full-time online public career technical school will serve grades 9-11 in its first year of operation and will expand to serve grade 12 in its second year.

In our Core markets (which include the UK, Italy and Australia), revenues grew 10% in underlying terms with continued growth in Pearson Test of English,OPM and Clinical together with positive phasing in Q1 student assessment revenues, which will unwind over the rest of the year.

In our Growth markets (which include Brazil, China, India and South Africa) revenues were flat as good growth in China and South Africa was offset by declines in the Middle East and India due to business exits. In China, we saw good growth in WSE, GEDU and courseware. In South Africa, we saw strong growth due to a rebound in school courseware partly offset by economic pressure on enrolments at CTI (Pearson Institute of Higher Education).  In Brazil, revenues were flat as growth in our private sistema brand, COC was offset by economic pressures on the public sistema school services business.

At Penguin Random House, profit was level with last year in line with our expectations for a broadly level publishing performance.

STRATEGIC OVERVIEW

Pearson is the world's learning company, with world-class educational content and assessment.  Our strategy is to combine these strengths with new digital capabilities, to create products and services that are scalable and replicable with recurring earnings streams, enabling more personalised learning, more effective teaching and improved learning outcomes.

Structural pressures in some markets together with cyclical and transitional issues have led to a challenging operating environment for Pearson in recent years.

Between 2008 and 2012, Pearson benefitted from two external factors: rising US Higher Education enrolments and government actions to emphasise vocational qualifications in UK schools. From 2012 onwards, both of these tailwinds became headwinds as the US economy started to grow again and enrolments declined, whilst  education policy in the UK reversed, removing vocational qualifications including Pearson BTECs from school accountability measures.

At the same time as these cyclical and policy factors were impacting our businesses, our North American higher education courseware market was experiencing several structural shifts creating both opportunities and challenges for the business: a growing role for digital courseware and institutional selling, competition from Open Educational Resources and changes in consumer buying behaviour towards print rental models offered by vendors such as Chegg and Amazon.com. In 2016 these trends culminated in an unexpected and unprecedented 14% drop in the US higher education courseware market.

Our response to these challenging markets is to remain focused on the significant long-term opportunity in Education, which is fundamentally based around digital products and services. We are doing this in two ways:

1) The strategic acceleration of our digital transition - creating a significantly more robust digital business.
●          We're investing £700- 750m per annum, more than ever before, in building better digitally powered businesses, which offer improved learner outcomes and stronger financial performance.
●          For example:
o   Our higher education courseware business is increasingly digital, adaptive and personalised - driving better learner outcomes at lower unit cost, but with higher penetration.
o   Our US student assessment business, built on our global digital testing platform TestNav8 and automated scoring, achieved a mix of nearly 60% digital vs paper exams in 2016.  Tests taken on screen offer efficiency gains and margin improvement for us and faster more actionable feedback that is more readily designed into the workflow of teaching for our customers and their students;
o   Digitally powered services businesses which use technology to tackle the structural issues in education, capitalising on our platforms, our scale and our domain knowledge in areas such as higher education Online Program Management and US Virtual Schools - embedding Pearson more deeply into the learning process and increasing value for our partner institutions.

●          As our business becomes more digital and moves to unified platforms, it becomes more subscription-based, more predictable, more scaleable and ultimately higher margin.

2) The simplification of our portfolio and optimisation of our cost base
●      Over the last four years we have reshaped our portfolio, divesting the FT, The Economist, Powerschool and a number of sub-scale businesses. Earlier this year we announced processes to partner or sell our China direct delivery businesses and issued an exitnotice for our 47% stake in Penguin Random House, which may result in a sale or recapitalisation  of the business. Today we have announced a strategic review of our US K12 courseware business as we continue to simplify our business and focus on the biggest opportunities in global education.
●    At the same time we have removed more than £650m of cost from Pearson in two significant restructuring programs and simplified the company considerably. Whilst, this has made us a leaner organisation, it has also helped to create a further significant incremental opportunity to reshape our entire cost base around our increasingly digital business.
●    Our recent benchmarking work has shown that the biggest opportunities are in North America, where we need to adjust our cost base to the reality of a smaller higher education courseware business and globally in Human Resources, Finance and Technology Infrastructure, facilitated by our back office change programme. We are today sizing that incremental opportunity at £300m on an annualised basis.

Analyst and investor conference call details

UK Toll Number: +44 (0) 203 139 4830
UK Toll-Free Number: +44 (0) 808 237 0030
Participant Pin Code: 22731571#

Audience URL:
http://event.onlineseminarsolutions.com/r.htm?e=1416351&s=1&k=87F2FC44C0C7D03D36FE3DEF11598293

Throughout this statement underlying growth rates exclude the impact of both currency movements and portfolio changes.

This statement contains inside information.

For more information
T + 44 (0)20 7010 2310
Investors: Tom Waldron, Anjali Kotak
Press: Tom Engel, Tom Steiner

Ends

Forward looking statements:
Except for the historical information contained herein, the matters discussed in this statement include forward-looking statements. In particular, all statements that express forecasts, expectations and projections with respect to future matters, including trends in results of operations, margins, growth rates, overall market trends, the impact of interest or exchange rates, the availability of financing, anticipated cost savings and synergies and the execution of Pearson's strategy, are forward-looking statements. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that will occur in future. They are based on numerous assumptions regarding Pearson's present and future business strategies and the environment in which it will operate in the future. There are a number of factors which could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including a number of factors outside Pearson's control. These include international, national and local conditions, as well as competition. They also include other risks detailed from time to time in Pearson's publicly-filed documents and you are advised to read, in particular, the risk factors set out in Pearson's latest annual report and accounts, whichcan be found on its website (www.pearson.com/investors). Any forward-looking statements speak only as of the date they are made, and Pearson gives no undertaking to update forward-looking statements to reflect any changes in its expectations with regard thereto or any changes to events, conditions or circumstances on which any such statement is based. Readers are cautioned not to place undue reliance on such forward-looking statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEARSON plc

Date: 05 May 2017
By: /s/ NATALIE DALE

------------------------------------
Natalie Dale
Deputy Company Secretary